                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. 7)/1/

                               PHOTRONICS, INC.
                               (Name of Issuer)

                     COMMON STOCK par value $.01 per share
                     -------------------------------------
                        (Title of Class of Securities)

                                  719 405102
                             --------------------
                                (CUSIP Number)

                           Nicholas C. Unkovic, Esq.
                                GRAHAM & JAMES
                              One Maritime Plaza
                            San Francisco, CA 94111
                                (415) 954-0200
                               ________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 8, 1999
            (Date of Event Which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_____________________________

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           CUSIP No.     719 405102
                                    -------------------

-----------------------------------------------------------------------------------------
1)  Name of Reporting Person                          Toppan Printing Co., Ltd.
-----------------------------------------------------------------------------------------
2)  Check the appropriate box if a member             (a)  [ ]
    of a group                                        (b)  [x]
-----------------------------------------------------------------------------------------
3)  SEC use only
-----------------------------------------------------------------------------------------
4)  Source of funds                                   WC
-----------------------------------------------------------------------------------------
5)  Check box if disclosure of legal                  [ ]
    proceedings is required pursuant to Item
    2(d) or 2(e)
-----------------------------------------------------------------------------------------
6)  Citizenship or place of organization
    Japan
-----------------------------------------------------------------------------------------
Number of shares beneficially owned by       7)   Sole Voting              1,315,000
 each Reporting Person with                       Power
                                             8)   Shared Voting Power      0
                                             9)   Sole Dispositive         1,315,000
                                                  Power
                                             10)  Shared Dispositive       0
                                                  Power

-----------------------------------------------------------------------------------------
11)  Aggregate amount beneficially owned     1,315,000
     by each Reporting Person
-----------------------------------------------------------------------------------------
12)  Check box if the aggregate amount in    [ ]
     row (11) excludes certain shares
-----------------------------------------------------------------------------------------
13)  Percent of class represented by         5.5%
     amount in row (11)
-----------------------------------------------------------------------------------------
14)  Type of Reporting Person                CO
-----------------------------------------------------------------------------------------

     This Amendment No. 7 (the "Amendment") amends a statement on Schedule 13D dated September 30, 1993, filed by Toppan Printing Co., Ltd., a Japanese corporation ("Toppan") relating to shares of Common Stock, $0.01 par value per share (the "Stock") of Photronics, Inc., a Connecticut corporation (the "Issuer").

Item 1.  Security and Issuer
         -------------------

          The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share, of the Issuer.

          The Issuer and the address of its principal executive offices are:

          Photronics, Inc.
          P.O. Box 5226
          15 Secor Road
          Brookfield, Connecticut  06804

Item 2.  Identity and Background
         -----------------------

          (a)-(c)
          and (f) Toppan is a corporation organized and existing under the laws of Japan. The principal business address of Toppan is 1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101, Japan. Toppan is engaged in numerous aspects of the printing industry, including the development, manufacture and marketing of photomask printing operations.

                    Set forth below is information concerning the name, business address, and present principal occupation or employment of all of the present executive officers and directors of Toppan. Each such person is a Japanese citizen.

                                                    Present Principal Occupation
Name and Business Address                                   or Employment
--------------------------------------------------  ----------------------------

Hiromichi Fujita                                    President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Kenji Ejima                                         Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101,-0024, Japan

Naoki Adachi                                        Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Shinpei Hasegawa                                    Senior Managing Director
11-1, Shimura 1-chome                               General Mgr./Info. & Publns. Div.
Itabashi-ku,
Tokyo 174-8558, Japan

Hiroshi Kidokoro                                    Sr. Managing Director
22-61, Ebie 3-chome                                 Kansai Rep.
Fukushima-ku, Oosaka-shi
Oosaka, 553-0001 Japan

Mikio Nakano                                        Senior Managing Director,
Acropolis Tokyo Building                            General Manager of Packaging Div.
6-29, Shin Ogawa-machi
Shinjuku-ku,
Tokyo 162-8531, Japan

Tsuneyasu Kuromitsu                                 Senior Managing Director,
1, Kanda Isumi-cho, Chiyoda-ku                      Gen. Mgr. of Human Resources
Tokyo 101-0024, Japan                               Management Div.

Tadao Masuda                                        Senior Managing Director,
2-7, Yaesu 2-chome                                  Gen. Mgr. Of Electronics Div.
Chuo-ku, Tokyo 104-0028, Japan

Tohru Shimabukuro                                   Senior Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                      Gen. Mgr. Of Mfg., Tech & Research Div.
Tokyo 101-0024, Japan

Masaharu Mitani                                     Managing Director,
19 Nominami-cho, Nishi-ku                           Gen. Mgr. Of Chubu Area
Nagoya-shi, Aichi 452-8571

[CAPTION]

Tetsuro Minami                                     Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                     Gen. Mgr. Of International Div.
Tokyo 101-0024, Japan

Masao Tsuchiya                                     Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                     Gen. Mgr. Of Business Innovation Div.
Tokyo 101-0024, Japan

Katsuo Amemiya                                     Managing Director,
11-1, Shimura 1-chome                              Vice Gen. Mgr. Of Info & Publns. Div.
Itabashi-ku,
Tokyo 174-8558, Japan

Yukio Tagawa                                       Managing Director,
2-7, Yaesu 2-chome                                 Vice Gen. Mgr. Of Electronics Div.
Chuo-ku, Tokyo 104-0028, Japan

Yukio Oba                                          Managing Director
5-1, Taito 1-chome                                 Gen. Mgr. Of TIC Business Promotion Div.
Taito-ku, Tokyo 110-8560, Japan

Saburo Umeda                                       Managing Director,
22-61, Ebie 3-chome                                Gen. Mgr. Of Kansai Area,
Fukushima-ku, Oosaka-shi                           Packaging Div.
Oosaka 553-0001, Japan

Shuji Higashida                                    Managing Director,
5-1, Taito 1-chome                                 Gen. Mgr. Of Multimedia Div.
Taito-ku, Tokyo 110-8560, Japan

Koichi Miyazaki                                    Managing Director,
17-28 Yakuin 1-chome, Chuo-ku                      Gen. Mgr. Of Nishi-Nippon Area
Fukuoka-shi, Fukuoka 810-0022, Japan

Hiroshi Kukimoto                                   Managing Director,
4-2-1, Takanodai-minami                            Gen. Mgr. Of Tech. Resch. Inst.
Sugito-cho, Kitakasushika-gun
Saitama 345-8508, Japan

Sawako Noma                                        Director,
2-12-21, Otowa, Bunkyo-ku                          President of Kodansha Ltd.
Tokyo 112-0013, Japan

Hiromicho Kono                                     Director,
5-1, Taito 1-chome                                 Gen. Mgr. Of Securities Printing Div.
Taito-ku, Tokyo 110-8560, Japan

[CAPTION]

Tatsuo Yamamoto                                    Director,
5-1, Taito 1-chome                                 Gen. Mgr. Of Commercial Printing Div.
Taito-ku, Tokyo 110-8560, Japan

Takeshi Toyama                                     Director,
1, Kanda Izumi-cho, Chiyoda-ku                     Gen. Mgr. Of Corp. Planning Div.
Tokyo 101-0024, Japan

Masayasu Ishida                                    Director,
1, Kanda Izumi-cho, Chiyoda-ku                     Gen. Mgr. Of Legal Div.
Tokyo 101-0024, Japan

Akihiro Nagata                                     Director,
1, Kanda Izumi-cho, Chiyoda-ku                     Gen. Mgr. Of Fin. & Acctg. Div.
Tokyo 101-0024, Japan

Yoshio Sakamura                                    Director,
3-3, Akasi-Toori, Izumi-ku                         Gen. Mgr. Of Tohoku Area
Sendai-sshi, Miyagi 981-2196, Japan

Hideaki Kawai                                      Director,
2-7, Taesu 2-chome                                 Vice Gen. Mgr. Of  Electronics Div.
Chuo-ku, Tokyo 104-0028 Japan

Takashi Owaki                                      Director,
22-61, Ebie 3-chome                                Gen. Mgr. Of Kansai Area, Commercial
Fukushima-ku, Oosaka-shi                           Printing Div.
Oosaka 553-0001, Japan

Yukio Natori                                       Director,
1, Kanda Izumi-cho, Chiyoda-ku                     Gen. Mgr. Of Purchasing Div.
Tokyo 101-0024, Japan

Hiroshi Inoue                                      Director,
17-28, Yakuin 1-chome, Chuo-ku                     Gen. Mgr. Of Kyuchuu Div.,
Fukuoka-shi, Fukuoka 810-0022, Japan               Nishi-Nippon Area

[CAPTION]

Yoshiaki Tsuneda                                   Director,
Acropolis Tokyo Building                           General Manager of Tokyo Area,
6-29, Shin Ogawa-machi                             Packaging Div.
Sinjuku-ku, Tokyo 162-8531, Japan

Toshihiko Akiyama                                  Director,
11-1, Shimura 1-chome                              Vice Gen. Mgr. Of Info. & Publns. Div.
Itabashi-ku, Tokyo 174-8558, Japan

Seisaku Okumura                                    Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Hideo Yuasa                                        Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Jiro Kawake                                        Statutory Auditor,
1, Kanda Izumi-cho, Chiyoda-ku                     Advisor of Oji Paper Ltd.
Tokyo 101-0024, Japan

Kohken Tsuchiya                                    Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

          (d)-(e) During the last five years, neither Toppan, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

              No change.

Item 4.       Purpose of Transaction.
              -----------------------

              Toppan acquired the Issuer's Stock for investment purposes and to develop a relationship of mutual cooperation between Toppan and the Issuer.

              (a) Toppan may from time to time sell on the open market some or all of the Issuer's stock which it owns.

              (b) - (j)    Not applicable.

              Toppan has no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (b) through (j) of Item 4 of Schedule 13D; however, Toppan may, depending upon the factors set forth above, and other considerations, determine to pursue one or more such transactions.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

              (a)-(b) Toppan owns 1,315,000 shares of Common Stock, $.01 par value per share of the Issuer (the "Issuer Shares"), which constitute approximately 5.5% of the issued and outstanding common stock of the Issuer. To the best knowledge of Toppan, none of the directors or executive officers of Toppan listed in Item 2 beneficially own any Common Stock of the Issuer. Toppan has sole power to vote and dispose of all 1,315,000 shares owned by it.

              (c) Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
                        Schedule 13D: Toppan sold Issuer shares on the open market on the following dates in the following quantities for the following amounts per share: 12/3/99, 2,500 shares, $26.5000; 12/6/99, 100,000 shares,
                        $24.7703; 12/7/99, 97,500 shares, $24.1558; 12/8/99,
                        100,000 shares, $24.8250. These sales were carried out through Toppan's agent Goldman Sachs in New York City.

              (d)-(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 1999

                              TOPPAN PRINTING CO., LTD.

                              By: /s/ A. Nagata
                                 --------------------------
                              Name: Akihiro Nagata
                                   ------------------------

                              Title: Director, Finance and Accounting Division
                                    ------------------------------------------